RMS

18007067

SEC
Mail Processing
Section
MAR 07 2018
Washington DC
415

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67854

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Columbia Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1999 Avenue of the Stars, #1100
(No. and Street)

Los Angeles	CA	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael D. Donahue 310-883-4686
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive	Rocklin	CA	95765
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael D. Donahue, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Columbia Capital Securities, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

President
Title

[signature]
Notary Public

SYLVIA DAVES GRIEB
Commission # 2063022
Notary Public - California
Los Angeles County
My Comm. Expires Apr 27, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows MDD
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Columbia Capital Securities, Inc.
Los Angeles, CA 90067

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Columbia Capital Securities, Inc., as of December 31, 2017 and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Reserve Requirements Under Rule 15c3-3(exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) (collectively referred to as the "financial statements"). In my opinion, the financial statements present fairly, in all material respects, the financial position of Columbia Capital Securities, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Columbia Capital Securities, Inc.'s management. My responsibility is to express an opinion on Columbia Capital Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and I am required to be independent with respect to Columbia Capital Securities, Inc. in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
I have served as Columbia Capital Securities, Inc.'s auditor since 2009.
Rocklin, CA
February 17, 2018

Columbia Capital Securities, Inc.
Statement of Financial Condition
December 31, 2017

Assets

Cash	$ 12,841
Accounts receivable – others	1,227
Prepaid expenses	1
Total Current Assets	14,069
Equipment – at cost, net of accumulated depreciation of $142	1,752
Total Assets	$ 15,821

Liabilities and Shareholder's Equity

Liabilities	
Accrued expenses	$ 4,139
Shareholder's Equity	
Common stock $1 par value, 100,000 shares authorized; 11,000 issued and outstanding	11,000
Paid-in capital	500
Retained earnings	182
Total Shareholder's Equity	11,682
Total Liabilities and Shareholder's Equity	$ 15,821

Columbia Capital Securities, Inc.
Statement of Income
For the Year Ended December 31, 2017

Revenue	
Advisory fees	$1,362,741
Reimbursed expenses	6,608
Other income	12,474
Total Revenue	1,381,823
Expenses	
Commission expense	1,199,759
Consulting fees	1,448
Office expense	4,571
Professional fees	42,247
Regulatory fees	9,154
Rent and parking	4,560
Technology fees	5,404
Advertising and promotion	11,250
All other expenses	3,749
Total Expenses	1,282,142
Income Before Tax Provision	99,681
Income Tax Provision	800
Net Income	$ 98,881

Columbia Capital Securities, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2017

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2016	11,000	$11,000	$25,500	$ (7,690)	$28,810
Return of capital			(25,000)		(25,000)
Shareholder distributions				(91,009)	(91,009)
Net Income				98,881	98,881
Balance, December 31, 2017	11,000	$11,000	$ 500	$ 182	$11,682

Columbia Capital Securities, Inc.
Statement of Changes in Cash Flows
For the Year Ended December 31, 2017

Cash Flows from Operating Activities:	
Net income	$ 98,881
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	142
Changes in operating assets and liabilities:	
Other receivables	37,222
Prepaid expenses	96
Accrued expenses	(30,053)
Net cash provided by operating activities:	106,288
Cash Flows for Acquisition Activities:	
Equipment acquisition	(1,894)
Net cash used in acquisition activities	(1,894)
Cash Flows for Investing Activities:	
Return of Capital	(25,000)
Shareholder distributions	(91,009)
Net cash used in investing activities	(116,009)
Net decrease in cash	(11,615)
Cash - beginning of the year	24,456
Cash - end of the year	$ 12,841
Supplemental Cash Flow Information	
Cash paid for interest	$ -
Cash paid for income tax	800

Columbia Capital Securities, Inc.
Statement of Financial Condition
December 31, 2017

Assets

Cash	$ 12,841
Accounts receivable – others	1,227
Prepaid expenses	1
Total Current Assets	14,069
Equipment – at cost, net of accumulated depreciation of $142	1,752
Total Assets	$ 15,821

Liabilities and Shareholder's Equity

Liabilities	
Accrued expenses	$ 4,139
Shareholder's Equity	
Common stock $1 par value, 100,000 shares authorized; 11,000 issued and outstanding	11,000
Paid-in capital	500
Retained earnings	182
Total Shareholder's Equity	11,682
Total Liabilities and Shareholder's Equity	$ 15,821

Columbia Capital Securities, Inc.
Statement of Income
For the Year Ended December 31, 2017

Revenue	
Advisory fees	$1,362,741
Reimbursed expenses	6,608
Other income	12,474
Total Revenue	1,381,823
Expenses	
Commission expense	1,199,759
Consulting fees	1,448
Office expense	4,571
Professional fees	42,247
Regulatory fees	9,154
Rent and parking	4,560
Technology fees	5,404
Advertising and promotion	11,250
All other expenses	3,749
Total Expenses	1,282,142
Income Before Tax Provision	99,681
Income Tax Provision	800
Net Income	$ 98,881

Columbia Capital Securities, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2017

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2016	11,000	$11,000	$25,500	$ (7,690)	$28,810
Return of capital			(25,000)		(25,000)
Shareholder distributions				(91,009)	(91,009)
Net Income				98,881	98,881
Balance, December 31, 2017	11,000	$11,000	$ 500	$ 182	$11,682

Columbia Capital Securities, Inc.
Statement of Changes in Cash Flows
For the Year Ended December 31, 2017

Cash Flows from Operating Activities:	
Net income	$ 98,881
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	142
Changes in operating assets and liabilities:	
Other receivables	37,222
Prepaid expenses	96
Accrued expenses	(30,053)
Net cash provided by operating activities:	106,288
Cash Flows for Acquisition Activities:	
Equipment acquisition	(1,894)
Net cash used in acquisition activities	(1,894)
Cash Flows for Investing Activities:	
Return of Capital	(25,000)
Shareholder distributions	(91,009)
Net cash used in investing activities	(116,009)
Net decrease in cash	(11,615)
Cash - beginning of the year	24,456
Cash - end of the year	$ 12,841
Supplemental Cash Flow Information	
Cash paid for interest	$ -
Cash paid for income tax	800

Columbia Capital Securities, Inc.
Notes to Financial Statements
December 31, 2017

Note 1 – Organization and Nature of Business

Columbia Capital Securities, Inc., a California Corporation (the "Company") located in Los Angeles, California was incorporated July 26, 2007. The Company changed its name from CCA Securities, Inc. in December 2009. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Private placements of securities, mergers and acquisition services.

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Investment banking revenue is recognized in the form of success fees that are earned upon the closing of the transaction, or completion of the assignment. Advisory fees are recognized when non-refundable retainers are invoiced in accordance with written terms of its engagement agreements. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Provision for Income Taxes - The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the State of California imposes a 1.5% state franchise tax on the corporation's taxable income.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2014 to the present, generally for three years after they are filed.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Related Parties

The Company has an expense sharing agreement with an affiliated corporation. The terms of this agreement provide that all overhead expenses incurred are paid by the affiliated corporation and reimbursed by the Company. Overhead expenses, as defined by the agreement, shall include rent, salaries and wages of directors, employees and agents of the company, and various other operating costs incurred in the ordinary course of the business. The amount payable to the affiliated corporation is $1,000 per month. During the year ended December 31, 2017 total expenses allocated from the affiliated corporation were $12,000, itemized as follows:

Office expense	$ 4,560
Rent and parking	4,560
Technology fee	2,880
Total	$12,000

Legal research and advisory fees of $5,000 were paid to an affiliated law corporation.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $8,702 which was $3,702 in excess of its required net capital of $5,000. The Company's net capital ratio was 47.56 to 1.

Note 6 - Income Taxes

As discussed in Note 2 - Significant Accounting Policies - the Company is subject to a 1.5% tax on net income over the minimum tax of $800. At December 31, 2017, the Company recorded the minimum franchise tax of $800.

Note 7– Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k) (2) (i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 8 – Operating Leases

The Company leased office space as part of an expense sharing agreement with two affiliated companies (see note 4). Rent expense for the year ended December 31, 2017 was $3,600 and parking expense for the year then ended was $960.

Note 9 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2017 through February 17, 2018 the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Columbia Capital Securities, Inc.
Schedule I - Computation of Net Capital Requirement
Pursuant to Rule 15c3-1
December 31, 2017

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 11,682
Less - non allowable assets:	
Accounts receivable – others and prepaid expenses	(1,228)
Equipment – net of accumulated depreciation	(1,752)
Net Capital	$ 8,702
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$ 276
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ 3,702
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 2,702
Computation of Aggregate Indebtedness	
Total liabilities	$ 4,139
Aggregate indebtedness to net capital	47.56

Reconciliation

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 8,702
Variance	-
Net Capital per Audit Report	$ 8,702

Columbia Capital Securities, Inc.
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2017

A computation of reserve requirement is not applicable to Columbia Capital Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Columbia Capital Securities, Inc.
Schedule III - Computation of Net Capital Requirement
Pursuant to Rule 15c3-1
December 31, 2017

Information relating to possession or control requirements is not applicable to Columbia Capital Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Board of Directors
Columbia Capital Securities, Inc.
Los Angeles, CA 90067

I have reviewed management's statements, included in the accompanying Columbia Capital Securities, Inc. (the "Company") Exemption Report in which (1) Columbia Capital Securities, Inc. identified the following provisions of 17C.F.R. §15c3-3(k) under which the Columbia Capital Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (i)) ("exemption provisions"), and (2) the Columbia Capital Securities, Inc. stated that the Columbia Capital Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Columbia Capital Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Columbia Capital Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, CA
February 17, 2018

Columbia Capital Securities, Inc.

February 6,2018

Elizabeth Tractenberg, CPA
2376 Clubhouse Dr.
Rochlin, CA 95765

Re: SEA Rule l 7a-5(d) (4) Exemption Report

Dear Ms.Tractenberg:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Columbia Capital Securities, Inc. met the Section 204, 15c3-3(k)(2)(i) exemption for the period January 1, 2017 to December 31, 2017.

Sincerely,

Michael Donahue
President

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

To the Board of Directors
Columbia Capital Securities, Inc.
Los Angeles, CA 90067

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by Columbia Capital Securities, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Columbia Capital Securities, Inc. for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Columbia Capital Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Columbia Capital Securities, Inc.'s management is responsible for Columbia Capital Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no adjustments;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, California
February 17, 2018